1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

December 29, 2017

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Private Markets Fund 2018 LLC
Registration Statement on Form N-2
Filed October 12, 2017
File No. 333-220916

Goldman Sachs Private Markets Fund 2018 (A) LLC
Registration Statement on Form N-2
Filed October 12, 2017
File No. 333-220915

Goldman Sachs Private Markets Fund 2018 (B) LLC
Registration Statement on Form N-2
Filed October 12, 2017
File No. 333-220917

Dear Mr. Williamson:

This letter responds to comments you provided telephonically to me on December 19, 2017 with respect to a Correspondence filing made on behalf of Goldman Sachs Private Markets Fund 2018 LLC (the “Master Fund”), Goldman Sachs Private Markets Fund 2018 (A) LLC (“Feeder A”) and Goldman Sachs Private Markets Fund 2018 (B) LLC (“Feeder B,” and, together with the Master Fund and Feeder A, the “Funds”)1 on November 30, 2017 (the “Prior Correspondence”), which pertained to the registration statements filed on Form N-2 (the “Registration Statements”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2017 on behalf of the Funds. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Registration Statements on their behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

[1]	Unless the context otherwise requires, references to “Fund” throughout this letter shall refer to the Master Fund.

Mr. Jay Williamson December 29, 2017 Page 2

Concurrently with this letter, each Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below and those discussed in the Prior Correspondence.

On behalf of the Funds, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.

Comment:        We note that investors will forfeit 25% of their units in the event that they are delinquent in funding a capital call upon two occasions at any point. Please explain supplementally whether such a provision is permissible under the 1940 Act. Please also explain supplementally how such forfeitures will be effected. In addition, please discuss supplementally whether the forfeiture provision for Defaulting Unitholders will be applied consistently for each such Defaulting Unitholder or whether the Funds will have any discretion in applying the forfeiture provision.

Response:        The Funds are not aware of any provision of the 1940 Act or rule promulgated by the SEC that prohibits such a forfeiture provision. The Funds currently intend to implement the forfeiture provision by cancelling the Units of the Defaulting Unitholder. The Funds confirm that the forfeiture provision will be applied consistently for each Defaulting Unitholder and the Funds will not have discretion to apply the forfeiture provision. However, the Funds may also pursue any other remedies against the Defaulting Unitholder available to a Fund, subject to applicable law. In addition, each Fund may, in a Fund’s sole discretion, (i) charge the Defaulting Unitholder with the expenses and losses incurred by such Fund due to the default of the Defaulting Unitholder (with such expenses and losses charged by transferring Units of such Defaulting Unitholder on the books of the Fund), and/or (ii) take other actions with respect to Defaulting Unitholders, including without limitation, borrowing funds to cover defaulted capital calls, at a rate established with a third-party lender, or using a Fund’s internal capital at a rate of 8% per annum, and causing the Defaulting Unitholder to bear the interest and other costs associated with such borrowing. The Funds note their view, as discussed in the Registration Statement, that the impact of a Defaulting Unitholder is expected to be harmful to non-Defaulting Unitholders, which merits the imposition of the forfeiture provision as a mechanism to protect non-Defaulting Unitholders. The Funds also note that these types of forfeiture provisions exist in the offerings of a number of other registrants reviewed by the Division of Investment Management.

2.

Comment:        With respect to the Funds’ response to Comment 2 in the Prior Correspondence, we note that the Management Fee will be calculated based on total Commitments. Please explain supplementally how each Fund’s performance returns will be calculated.

Response:        Each Fund will calculate its performance returns in accordance with Instruction 13 to Item 4.1 of Form N-2. For purposes of this calculation and given that the Funds will not be listed on an exchange, each Fund will determine its “market price” as that term is used in Instruction 13 to Item 4.1 of Form N-2 based solely on its NAV.

Mr. Jay Williamson December 29, 2017 Page 3

3.

Comment:        With respect to the Funds’ response to Comment 3 in the Prior Correspondence, the Staff reiterates its position that the inclusion of “Private Markets” in each Fund’s name implicates Rule 35d-1. As such, the Staff is of the view that, in order to comply with Rule 35d-1, the Fund should:

•	adopt a policy to invest 80% of its net assets (plus the amount of any borrowings for investment purposes) in Portfolio Funds;

•	include a policy statement that you will provide investors with at least 60 days’ prior notice of any change in the 80% policy; and

•	clarify how the Portfolio Funds in which the Fund will invest are associated with the term, “private markets” (e.g., must a Portfolio Fund rely on Section 3(c)(1) or (7)?).

Response:        The Funds have revised the disclosure consistent with this comment.

4.

Comment:        With respect to the Funds’ response to Comment 4 in the Prior Correspondence, please discuss how the Master Fund will make its investments in Portfolio Funds in compliance with Section 12(d)(1)(A) of the 1940 Act.

Response:        The Portfolio Funds in which the Master Fund intends to invest will not be registered investment companies and therefore the provisions of Section 12(d) of the 1940 Act will not be implicated. Neither Section 12(d)(1)(A) nor the rules promulgated thereunder impose an overall limitation on investments by a registered closed-end fund in private funds. To the extent that the Master Fund invests in registered investment companies, the Master Fund will do so in accordance with the limits imposed under Section 12(d) and the rules thereunder.

5.

Comment:        With respect to the Funds’ response to Comment 12 in the Prior Correspondence, we note that the Funds have taken the position that “a sale of Units occurs at the time an investor makes a Commitment (i.e. when it makes a decision to invest in the Fund and assumes a contractual obligation to do so), rather than at the time of the capital call, at which time an investor makes no meaningful investment decision.” Please confirm supplementally that each Fund’s subscription agreement will contractually obligate a Unitholder to fulfill a capital call such that the Unitholder has no investment decision at the time of the capital call. In addition, please confirm supplementally that any capital call notice issued by a Fund will be unconditional as to a Unitholder’s obligation to meet such capital call.

Response:        The Funds confirm that each Fund’s subscription agreement will contractually obligate a Unitholder to fulfill a capital call such that the Unitholder has no investment decision at the time of the capital call and that any capital call notice issued by a Fund will be unconditional as to a Unitholder’s obligation to meet such capital call.

Mr. Jay Williamson December 29, 2017 Page 4

6.

Comment:        Please discuss supplementally how each Fund will disclose to investors restrictions on transferring or pledging Units and the potential consequences of transferring or pledging Units, which could be forfeited if a Unitholder was to default in the future.

Response:        The Funds respectfully note that the disclosure under “Redemption and Transfer of Units” states that “Units may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of a Unitholder or (ii) with the written consent of the Board or the Investment Adviser, which may be withheld in each of its sole and absolute discretion and is expected to be granted, if at all, only in limited circumstances.” The Funds have added the following to the disclosure under “Redemption and Transfer of Units”: “(1) Units may not be pledged without written consent of the Board or the Investment Adviser, which may be withheld in each of its sole and absolute discretion; and (2) pledged or transferred Units may be forfeited if the Unitholder who initially acquired such Units defaulted on its Commitment to the Fund or if the Unitholder who subsequently acquires such Units defaults on the Commitment to the Fund after its acquisition.”

7.

Comment:        With respect to the Funds’ response to Comment 28 in the Prior Correspondence, we note that the Funds provided the following response “To the extent that capital calls by Portfolio Funds do exceed the Fund’s total Commitments, the Fund may use leverage to satisfy such calls, to the extent consistent with applicable law.” Please confirm supplementally that the Master Fund will be able to meet these capital calls by Portfolio Funds, including through the use of leverage without exceeding the leverage restrictions under the 1940 Act.

Response:        The Master Fund represents that it reasonably believes that the Master Fund will be able to satisfy its commitments to underlying Portfolio Funds through the use of the Master Fund’s assets, undrawn Commitments and amounts available under borrowing facilities, while maintaining compliance with Section 18 of the 1940 Act.

8.

Comment:        We note that the aforementioned Correspondence filing included an excerpt of a draft of what will be Pre-Effective Amendment No. 1 to the Master Fund’s Registration Statement (“Draft PEA No. 1”). On the cover page of Draft PEA No. 1, please disclose the percentage of an investor’s investment in a Fund that the investor will forfeit if the investor defaults on its Commitment to a Fund.

Response:        The Funds have revised the disclosure consistent with this comment.

9.

Comment:        With respect to page 2 of the Draft PEA No. 1, we note that the disclosure under “Term” has been revised such that the term of each Fund is uncertain. Please revise the disclosure to provide an expiration date of the term or address why the disclosure in Draft PEA No. 1 is appropriate.

Response:        Each Fund respectfully notes that its term is based on the terms of the Portfolio Funds in which the Master Fund will invest. Because the terms of the Portfolio Funds are uncertain and because the Master Fund intends to invest in the Portfolio Funds for the duration of

Mr. Jay Williamson December 29, 2017 Page 5

their term in accordance with the Master Fund’s principal investment strategy, each Fund’s term is also uncertain. Each Fund believes that it is appropriate to structure its term such that the Fund will dissolve and terminate one year after the date by which all of its investments have been liquidated to avoid being a forced seller at the end of the Fund’s term, which could adversely affect the Fund’s returns. The Fund has added the following disclosure under “Term” to provide more information to investors regarding the Fund’s expected term: “The Fund’s term is uncertain because it is based on the terms of the Portfolio Funds, which are uncertain. The expected terms of Portfolio Funds are between 10 and 15 years, and the term of the Fund is expected to be between 11 and 16 years. However, the actual term of the Fund may be longer.”

10.

Comment:        With respect to page 2 of the Draft PEA No. 1, we note that the disclosure under “Investment Period” has been revised such that the Investment Adviser may extend the Investment Period at its discretion. Elsewhere in the prospectus, please disclose the process that will be used by the Investment Adviser in making a determination to extend the Investment Period. In addition, please discuss supplementally whether Unitholders of the Funds will be notified of any such extension.

Response:        The Funds have revised the disclosure to state the process that will be used by the Investment Adviser in making a determination to extend the Investment Period. The Funds will provide appropriate notice to Unitholders of any extension to the Investment Period.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.
Chris Carlson, Goldman Sachs Asset Management, L.P.